INTERNATIONAL GEMINI TECHNOLOGY INC.

AUDITORS’ REPORT

AND FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

International Gemini Technology Inc.

December 31, 2004

Index

Page

AUDITORS’ REPORT		1
FINANCIAL STATEMENTS
Balance Sheets		2
Statements of Operations and Deficit		3
Statements of Cash Flows	4
Notes to the Financial Statements	5 - 9

H arlton
Charlton

p | 604.683.3277

f | 604.684.8464 Charlton & Company CHARTERED ACCOUNTANTS

P.O. B0X 10145, PACIFIC CENTRE
#1620 – 701 WEST GEORGIA STREET
VANCOUVER, BC V7Y 1C6

AUDITORS’ REPORT

To: The Directors of

International Gemini Technology Inc.

We have audited the balance sheets of International Gemini Technology Inc. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Charlton & Company”

CHARTERED ACCOUNTANTS

Vancouver, Canada
April 12, 2005

International Gemini Technology Inc.
Balance Sheets
As at December 31,

	2004	2003
ASSETS

Current
Cash	$1,472	$1,959
Accounts receivable (Notes 5 and 6)	52,398	1,087
	53,870	3,046
Investment (Note 5)	—	46,024

	$53,870	$49,070

LIABILITIES

Current
Accounts payable and accrued liabilities (Notes 5 and 6)	$56,897	$12,355

Contingency (Note 1)
SHAREHOLDERS’ EQUITY

Share capital – common (Note 7)	12,660,559	12,660,559
Share capital – preferred (Note 7)	604,724	604,724
Contributed surplus	53,344	53,344
Deficit, per statement	(13,321,654)	(13,281,912)

	(3,027)	36,715

	$53,870	$49,070

Approved by the directors:

“Martin Schultz” “Doug Ford”

Director – Martin Schultz            Director – Doug Ford

See accompanying notes. Page 2
International Gemini Technology Inc.
Statements of Operations and Deficit
For the Years Ending December 31,

	2004	2003
Revenue (Note 6)	$20,000	$3,000

General and administrative (Note 6)	43,718	40,863
Loss on sale of investment (Note 5)	16,024	—

	59,742	40,863

Loss for the year	(39,742)	(37,863)
Deficit, beginning of year	(13,281,912)	(13,244,049)

Deficit, end of year	$(13,321,654)	$(13,281,912)

Loss per share	$(0.003)	$(0.004)

See accompanying notes. Page 3

International Gemini Technology Inc.
Statements of Operations and Deficit
For the Years Ending December 31,

	2004	2003
Cash provided by (used in):
Operating activities
Loss for the year	$(39,742)	$(37,863)
Loss on sale of investment (Note 5)	16,024	—

	(23,718)	(37,863)
Changes in non-cash working capital balances (Note 8)	(6,769)	39,226

	(30,487)	1,363
Investing activity
Proceeds from sale of investment	30,000	—

Increase (decrease) during the year	(487)	1,363
Cash, beginning of year	1,959	596

Cash, end of year	$1,472	$1,959

See accompanying notes. Page 4

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004

1. Continuing Operations

The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

(a) Stock-based compensation plan

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted the use of the intrinsic value-based method, which recognizes compensation for awards to the employees only when the market price exceeds the exercise price at the date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

(c) Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet date and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004

2. Significant Accounting Policies (continued)

(d) Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

(e) Revenue recognition

Revenue is recognized when the requirements as to performance for transactions involving services are met and ultimate collection is reasonably assured at the time of performance.

(f) Impairment of long-lived assets

On January 1, 2004, the Company early adopted the new CICA Handbook Section 3063 “Impairment of Long-Lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances causes its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively. Adoption of CICA 3063 has no effect on these financial statements.

3. Accounting Changes

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (the “CICA for stock-based compensation and other stock-based payments. These recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. In 2004 and prior years, the stock-based compensation expense was recognized when share options were granted to employees and directors. The adoption of this policy has no effect on these financial statements.

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004

4. Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, investment, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments due to the short term to maturity. The fair value of these financial instruments approximate their carrying values.

The maximum credit risk exposure for all financial assets is the carrying value of these assets.

5. Investment

The investment was recorded at cost and represented a 3% interest in a private company, B.W.N. Oil Technologies Inc.

During the year ended December 31, 2004, the investment was sold to a company with a common director for $30,000 resulting in a loss of $16,024. Included in accounts receivable at December 31, 2004 is the sale amount of $30,000.

6. Related Party Transactions

During the year ended December 31, 2004, a company in which a director has an interest charged the Company $38,000 (2003: $38,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $55,395 (2003: $10,885) is included in accounts payable and accrued liabilities at December 31, 2004.

A Company in which a director has an interest was charged $20,000 (2003: $3,000) for consulting fees during the year ended December 31, 2004. The unpaid portion of these fees in the amount of $20,000 (2003: $Nil) are included in accounts receivable.

See Note 5.

7. Share Capital

a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

iii) the shares are convertible at any time; and

iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004

7. Share Capital (continued)

b) i) Common shares

	2004			2003
	Shares	$		Shares	$
Balance, beginning and end of year	8,323,119		12,660,559	8,323,119		12,660,559

ii) Preferred shares

	2004			2003
	Shares	$		Shares	$
Balance, beginning and end of year	604,724		604,724	604,724		604,724

8. Changes in Non-Cash Working Capital Balances Relating to Operations

	2004	2003
Accounts receivable	$(51,311)	$109,479
Accounts payable and accrued liabilities	44,542	(70,253)
	$(6,769)	$39,226

9. Income Taxes

The Company incurred a loss for the year of $39,742 (2003: $37,863). Future tax benefits which may arise due to this loss has not been recognized in these statements, as its realization is not judged likely to occur.

A reconciliation of income taxes at statutory rates with the reported taxes are as follows:

	2004		2003
	$		$
Loss for the year		39,742		37,863

	$		$
Income tax recovery of statutory rates		14,156		13,479
Unrecognized benefit of capital loss		(5,708)		—
Unrecognized benefit of non-capital losses		(8,448)		(13,479)

	$		$
Total income taxes		—		—

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004

9. Income Taxes (continued)

The significant components of the Company’s future income tax assets are as follows:

	2004		2003
Future income tax assets:
Non-capital losses carried forward		$42,762		$34,294
Research and development expenses carried forward		1,220,128		1,220,128
Valuation allowance		(1,262,890)		(1,254,422)
	$		$
Future income tax		—		—

The Company has $120,050 in non-capital losses which expire at various dates to the year ended December 31, 2014.

In addition, the Company has accumulated timing differences comprised primarily of research and development expenditures not yet deducted for income tax purposes of $3,427,326.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carryforward balances are subject to relevant provisions of the Income Tax Act, Canada.

10. Subsequent Event

The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. (dba “Pinefalls Gold”). Pinefalls Gold is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will receive 4 million units, each unit comprised of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants the Company will own 37% of the common shares of Pinefalls Gold.

In addition, the Company entered into an option agreement with one of the principal shareholders of Pinefalls Gold which entitles the Company to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Company. The option is exercisable at the Company’s discretion and it expires on March 31, 2006.

The Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit, where each unit consists of one common share and one warrant. Each warrant will entitle the holder to purchase one common share for a period of 24 months at $0.18 per share.